Citigroup Inc.
Pricing Sheet No. 2014—CMTNG0245 dated September 26, 2014 relating to
Preliminary Pricing Supplement No. 2014-CMTNG0245 dated September 22, 2014
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

113,780 Fixed Coupon Autocallable Equity Linked Securities Based on the Common Stock of Qlik Technologies Inc. Due October 1, 2015
Principal at Risk Securities
PRICING TERMS—SEPTEMBER 26, 2014
Underlying shares:		Shares of common stock of Qlik Technologies Inc. (NASDAQ symbol: "QLIK") (the "underlying share issuer")
Aggregate stated principal amount:		$1,137,800
Stated principal amount:		$10 per security
Pricing date:		September 26, 2014
Issue date:		October 1, 2014
Valuation date:		September 28, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:		Unless earlier redeemed, October 1, 2015
Coupon:		2.6875% of the stated principal amount paid on each quarterly coupon payment date (equivalent to 10.75% for the term of the securities), subject to automatic early redemption
Coupon payment dates:
The fifth business day following each autocall observation date, and the final coupon payment date will be the maturity date (or the earlier date on which the securities are automatically redeemed, if applicable)

Automatic early redemption:
If, on any autocall observation date, the closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed on the related coupon payment date for an amount in cash per security equal to $10 plus the related coupon payment.

If the securities are automatically redeemed prior to maturity, you will not receive any additional coupon payments following the redemption.

Autocall observation dates:		December 26, 2014, March 26, 2015 and June 26, 2015, subject to postponement if any such date is not a scheduled trading day or if certain market disruption events occur
Payment at maturity:
If the securities are not automatically redeemed prior to maturity, you will be entitled to receive, for each $10 stated principal amount security you hold at maturity, the final coupon payment plus:
▪  If a downside event occurs:
    a number of underlying shares equal to the equity ratio (or, in our sole discretion, cash in an amount equal to the equity ratio multiplied by the final share price)
▪  If a downside event does not occur:
    $10 in cash
If the securities have not been automatically redeemed prior to maturity and a downside event occurs, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares (or, in our sole discretion, cash based on the value thereof) that will be worth less than 75% of the stated principal amount and may be worth nothing.  Although you will be subject to the risk of a decline in the price of the underlying shares, you will not participate in any appreciation of the underlying shares over the term of the securities.

Downside event:		A downside event will occur if the final share price is less than the downside threshold price
Downside threshold price:		$20.183, 75% of the initial share price
Initial share price:		$26.91, the closing price of the underlying shares on the pricing date
Final share price:		The closing price of the underlying shares on the valuation date
Equity ratio:		0.37161, the stated principal amount divided by the initial share price
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		17322X102 / US17322X1028
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee	Proceeds to issuer
Per security:	$10.00	$0.125(2)	$9.825
$0.050(3)
Total:	$1,137,800.00	$19,911.50	$1,117,888.50
(1) On the pricing date, the estimated value of the securities is $9.577 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI's proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See "Valuation of the Securities" in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.175 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from CGMI a fixed selling concession of $0.125 for each $10 security they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.
(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated September 22, 2014
Product Supplement No. ES-01-03 dated November 13, 2013        Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The securities represent obligations of Citigroup Inc. only. Qlik Technologies Inc. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.
Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and an accompanying product supplement and a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement and the prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement and the prospectus supplement and prospectus by calling toll-free 1-800-831-9146.